Exhibit 99.1

ASX ANNOUNCEMENT

1st May 2023

KAZIA ANNOUNCES EXECUTIVE LEADERSHIP CHANGES

Dr John Friend appointed Chief Executive Officer, succeeding Dr James Garner

Sydney, 1st May 2023 – Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA), an oncology-focused drug development company, today announced that Chief Executive Officer and Managing Director, Dr James Garner, has resigned from the company. Dr John Friend, Chief Medical Officer of Kazia, will immediately assume the role of Chief Executive Officer, and will in due course join the Board as Managing Director.

Non-Executive Chairman of Kazia, Iain Ross, commented:

“Dr James Garner joined Kazia in February 2016 and was responsible for the transformation of the legacy Novogen business into the current organization. He drove the in-licensing of paxalisib and EVT801 and managed the deployment of a broad clinical program for both assets, in collaboration with leading cancer centres in the United States and Europe. He leaves to pursue other opportunities.

On behalf of the Board and on a personal basis, I want to thank James for his enormous contribution to Kazia, and to wish him every success in his future endeavours. As Kazia now moves towards further clinical readouts and potential commercialisation of paxalisib, it is timely to reposition the company’s executive team.

Dr John Friend brings a wealth of drug development and business experience to Kazia and has made an excellent contribution during his time with the Company. The Board is delighted that John has accepted the role of CEO as we believe he will be an excellent steward for the next phase of the Company’s growth.”

About Dr John Friend

Dr Friend joined Kazia as Chief Medical Officer in November 2021. Since that time, he has been responsible for managing, and instrumental in expanding Kazia’s portfolio of clinical programs.

He is an accomplished physician executive with a more than 25 year career history and extensive background in establishing and leading critical business units in small to mid-sized biopharmaceutical companies. Prior to joining Kazia, he was Chief Medical Officer at Cellectar Biosciences, Inc (NASDAQ: CLRB), a clinical-stage, oncology-focused biotech company based in Florham Park, NJ. Prior to his time at Cellectar, he held executive roles with responsibility for research & development, regulatory affairs, medical affairs, pharmacovigilance and risk management at various pharmaceutical companies including Helsinn Therapeutics, Akros Pharma, Actavis, Alpharma, Hospira and Abbott Laboratories.

Dr Friend gained his medical degree at Rutgers University (UMDNJ-Robert Wood Johnson) and also holds a BA in chemistry from Southern Methodist University.

Dr Friend commented:

“I join Iain in adding my thanks to Dr James Garner for the many years of strong leadership he has delivered to Kazia. He leaves the company well positioned with two excellent, unique clinical assets in paxalisib and EVT801, and a broad program of ongoing clinical trials, many of which are expected to produce data during CY2023.

We retain a highly accomplished, professional team which holds a deep understanding of our clinical assets and pipeline. I look forward to working closely with Iain, together with the Board and team to drive the company forward as Kazia’s next CEO.”

Dr Friend will continue to be based in the state of New Jersey, USA on terms as outlined in Appendix A and Dr Garner will remain engaged through a transitional period to ensure a smooth handover of operational activities.

Media Enquiries

Jane Lowe

IR Department

Tel:        +61 411 117 774

Email:    jane.lowe@irdepartment.com.au

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed phase II study in glioblastoma reported promising signals of efficacy in 2021, and a pivotal study for registration, GBM AGILE, is ongoing, with final data expected in CY2023. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020, and for atypical teratoid / rhabdoid tumours (AT/RT) in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immuno-oncology agents. A phase I study commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

This document was authorized for release to the ASX by Iain Ross, Chairman & Director.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, and Kazia’s strategy and plans with respect to its programs, including paxalisib. Such statements are based on Kazia’s expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, risks related to Kazia’s executive leadership changes, and the related to the impact of global economic conditions, including disruptions in the banking industry. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

Appendix A: Dr Friend’s key terms of employment

Base Salary	US$ 550,000 per annum (approximately AU$ 830,000 per annum)

Benefits	Dr Friend receives contributions to a 401(k) retirement savings account, together with health, optical, and dental insurance, consistent with common practice for similar roles.

Short Term Incentives	Up to 60% of base salary per annum, subject to attainment of key performance objectives

Long Term Incentives	Dr Friend will be granted options over 3,000,000 shares of common stock in the company, with a strike price at market and a vesting schedule over 2 years.

Notice Period

Dr Friend is employed ‘at will’ and may resign his employment with the Company at any time.

In the event of termination by the company, change of control, or resignation for good reason, Dr Friend is entitled to severance in the amount of six to twelve months’ compensation.